UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 26, 2023, the Company acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh, for a little over one million dollars and the assumption of SIMS’ outstanding debt. Although this acquisition is in the ordinary course of the Company’s business, the Company is voluntarily disclosing it via this Current Report on Form 6-K.

On July 31, 2023, the Company issued a press release about the acquisition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-268837) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: July 31, 2023	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)